SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D
                            (Amendment No. 5)*
                                   of
                       Tweedy, Browne Company LLC

                              SCHEDULE 13D
                            (Amendment No. 5)*

                                  of
                            TBK Partners, L.P.

                   Under the Securities Exchange Act of 1934
                          RDO EQUIPMENT COMPANY
                            (Name of Issuer)

                Class A - Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

                                749413100
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)

                                August 14, 2000
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  749413100
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Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
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(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
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(6)  Citizenship or Place of Organization
       Delaware
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                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 459,682 shares held in certain TBC
                                   accounts (as hereinafter defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                   vote certain shares as more fully set
                                   forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                    464,692 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         464,692 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
         8.11%
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(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  749413100
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       100,000 shares, except that the
                                       the general partners in TBK,
                                       solely by reason of their positions
                                       as such, may be deemed to have
                                       shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       100,000 shares, except that the
                                       general partners in TBK, solely
                                       by reason of their positions as such,
                                       may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          100,000 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        1.75%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

     The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC and TBK dated July 21, 1998 (the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

       This Amendment No. 5 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of RDO Equipment Company (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Delaware, with its principal executive offices located at 2829 South University Drive, Fargo, North Dakota 58103.

       This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power
(the "TBC Accounts").

       Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 2.  IDENTITY AND BACKGROUND

       Other than as set forth herein, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in Item 2 of the Statement, as amended.

      (a) The general partners of TBK are Christopher H. Browne, William H. Browne and John D. Spears (the "TBK General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. ("Holdings") (the "TBC Members").

     (b) The business address of each of TBC, TBK, the TBC Members (except Holdings) and the TBK General Partners is 350 Park Avenue, New York, NY 10022. The business address of Holdings is Two International Place, 23rd Floor, Boston, MA 02110.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 464,692 shares of Common Stock, which constitutes approximately 8.11% of the 5,731,008 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      Also included in the TBC Shares are 250 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and is also a general partner in TBK.

      As of the date hereof, TBK beneficially owns directly 100,000 shares of Common Stock, which constitutes approximately 1.75% of the 5,731,008 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 564,692 shares, which constitutes approximately 9.86% of the 5,731,008 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC who are also TBK General Partners may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK, respectively, is 564,692 shares, which constitutes approximately 9.86% of the 5,731,008 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBK General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Each of Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings, by reason of their or its position as a TBC Member, may be deemed to be the beneficial owner of 464,692 shares of Common Stock which constitutes approximately 8.11% of the 5,731,008 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular TBC Member.

         Each of the TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 464,692 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 459,682 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 459,682 shares of Common
Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the TBK General Partners, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       ( c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE

TBC Accounts   07/17/00                      15,685            $ 6
               08/01/00                       2,000            $ 4.0625
               08/11/00                       3,000            $ 4
               08/14/00                       2,000            $ 4



d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBK General Partners may be deemed to have such rights and powers solely by reason of being General Partners in TBK.

(e)        Not applicable.

                              SIGNATURE

Each of Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.


                                    TWEEDY, BROWNE COMPANY LLC

                                    By:  /s/ Christopher H. Browne
                                    --------------------------------
                                    Christopher H. Browne
                                    Member


                                    TBK PARTNERS, L.P.

                                    By:  /s/ Christopher H. Browne
                                    --------------------------------
                                    Christopher H. Browne
                                    General Partner




Dated:   August 14, 2000